Exhibit 4.2

              SECOND AMENDMENT TO THE GLENWAY FINANCIAL CORPORATION
                      1990 STOCK OPTION AND INCENTIVE PLAN


1. The definition of "Continuous Service" in Section 2 of the Glenway Financial Corporation 1990 Stock Option and Incentive Plan (the "Plan") is hereby amended and restated in its entirety as follows:

          "'Continuous Service' - means the absence of any interruption or termination of service as a director, advisory director, officer or employee of the Corporation or an Affiliate, except that when used with respect to persons granted an Incentive Option means the absence of any interruption or termination of service as a full-time employee of the Corporation or an Affiliate. Service shall not be considered interrupted in the case of sick leave, military leave or any other leave of absence approved by the Corporation or in the case of transfers between payroll locations of the Corporation or between the Corporation, its parent, its subsidiaries or its successors."

2. The last sentence in Section 14 of the Plan, titled Effect of Change in Control, shall be amended and restated in its entirety as follows:

          "If a tender offer or exchange offer for Shares (other than such an offer by the Corporation) is commenced, or if the event specified in clause (iii) above shall occur, unless the Committee shall have otherwise provided in the instrument evidencing the grant of an Option or Stock Appreciation Right, all Options and Stock Appreciation Rights theretofore granted and not fully exercisable shall become exercisable in full upon the happening of such event; provided, however, that no Option or Stock Appreciation Right shall be exercisable by a Ten Percent Beneficial Owner, a director or Senior Officer of the Corporation within six months of the date of the grant of such Option or Stock Appreciation Right and no Option or Stock Appreciation Right which has previously been exercised or otherwise terminated shall become exercisable."